 Exhibit 21

LIST OF SUBSIDIARIES

Subsidiaries of the Registrant	Jurisdiction of Organization

BCP Ingredients, Inc.	Delaware

Balchem BV	Netherlands

Balchem Italia Srl	Italy

Balchem Ltd.	Canada

Aberco, Inc.	Maryland

Performance Chemicals and Ingredients Company	Delaware

SensoryEffects Flavors Company	Delaware

SensoryEffects Powder Systems, Inc.	Delaware

SensoryEffects Cereal Systems, Inc.	Delaware

SensoryEffects International Sales, Inc.	Delaware

SensoryEffects Reading, LLC	Delaware